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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          O.A.K. Financial Corporation
                                (NAME OF ISSUER)

                           Common stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                   67081P 10 5
                                 (CUSIP NUMBER)

                                James M. Eardley
                        Mika Meyers Beckett & Jones, PLC
                             900 Monroe Avenue, N.W.
                          Grand Rapids, Michigan 49503
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 25, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081P 10 5

------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Willard J. Van Singel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a) [ ]
     b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power:

                    242,722.70
Number of      -----------------------------------------------------------------
Shares         8.   Shared Voting Power:
Beneficially
Owned by            69,704
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power:
Person
With                242,722.70
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    69,704
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     312,426.70
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row:(11)

     13.98%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

CUSIP No. 67081P 10 5

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     John A. Van Singel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a) [ ]
     b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power:

                    14,505.172
               -----------------------------------------------------------------
Number of      8.   Shared Voting Power:
Shares
Beneficially        69,617.90
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power:
Reporting
Person              14,505.172
With           -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    69,617.90
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     84,123.07
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row:(11)

     3.76%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

CUSIP No. 67081P 10 5

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Linda M. Van Singel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a) [ ]
     b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power:

                    0
Number of      -----------------------------------------------------------------
Shares         8.   Shared Voting Power:
Beneficially
Owned by            4,269.10
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power:
Person
With                0
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    4,269.10
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,269.10
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row:(11)

     0.19%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

CUSIP No. 67081P 10 5

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Willard J. Van Singel Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a) [ ]
     b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power:

                    242,722.70
Number of      ----------------------------------------------------------------
Shares         8.   Shared Voting Power:
Beneficially
Owned by            0
Each           ----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power:
Person
With                242,722.70
               ----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     242,722.70
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row:(11)

     10.86%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

CUSIP No. 67081P 10 5

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Van Singel Holdings, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a) [ ]
     b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States of America
--------------------------------------------------------------------------------
               7.   Sole Voting Power:

                    65,348.80
Number of      -----------------------------------------------------------------
Shares         8.   Shared Voting Power:
Beneficially
Owned by            0
Each           -----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power:
Person
With                65,348.80
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:

                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     65,348.80
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row:(11)

     2.92%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is a joint filing of Willard J. Van Singel, John A. Van Singel, Linda M. Van Singel, Willard J. Van Singel Trust and Van Singel Holdings, LLC (collectively the "reporting persons"), and amends the Schedule 13D filed by Willard J. Van Singel and John
A. Van Singel on December 13, 2004 ("original Schedule 13D"), as amended on July 26, 2005 ("Amendment No. 1").

The purpose of this Amendment is to disclose, pursuant to SEC Rule 13d-2(a), that the reporting persons no longer have any purpose of changing or influencing the control of the Issuer, and are no longer acting together for the purpose of acquiring, holding, voting of disposing of equity securities of the Issuer.

The reporting persons previously entered into an agreement with Royal Securities Co., of Grand Rapids, Michigan, to broker the sale of the shares beneficially owned by the reporting persons on the terms set forth in the agreement. The agreement was filed with Amendment No. 1 to the original Schedule 13D, and was incorporated therein by reference. The agreement has been terminated by mutual agreement of the parties thereto.

None of the reporting persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than acquisitions and sales of securities of the Issuer in the normal course; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS

A document entitled "Agreement Relating to Filing of Joint Statement", dated October 25, 2006, is filed as Exhibit 99.1 to this amendment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2006


/s/ Willard J. Van Singel
-------------------------------------
Willard J. Van Singel


/s/ John A. Van Singel
-------------------------------------
John A. Van Singel,
individually and as custodian


/s/ Linda M. Van Singel
-------------------------------------
Linda M. Van Singel


/s/ Willard J. Van Singel
-------------------------------------
Willard J. Van Singel, trustee of the
Willard J. Van Singel Trust


VAN SINGEL HOLDINGS, LLC, a Michigan
limited liability company


By: /s/ Willard J. Van Singel
    ---------------------------------
    Willard J. Van Singel, a member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002


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